Frozen Food Gift Group, Inc.
301 Fourth Street, #20
Annapolis, MD 21403
866-492-7826

August 11, 2011

Mr. Christopher Chase
Staff Attorney
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Frozen Food Gift Group, Inc.
Registration Statement on Form S-1
File No. 333-165406

Dear Mr. Chase,

Please treat this letter as our request to accelerate the effective date of our registration statement to August 12, 2011 at 4:00pm, or as soon as practicable thereafter.  Registrant is aware of its obligations under the Securities Act of 1933, and will comply with same.  No underwriters are involved.

We hereby acknowledge:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require further information or documentation in order to accelerate the effective date our registration statement to August 12, 2011, please call me on my cell phone at your earliest convenience, which is 443-676-1061.

Respectfully submitted on behalf of Frozen Food Gift Group, Inc.

/s/Jonathan F. Irwin
Jonathan F. Irwin
Chief Executive Officer, Principal Executive
Officer, Principal Financial Officer and
Principal Accounting Officer